  Exhibit 99.1

PRESS RELEASE

SANDSTORM GOLD ROYALTIES ANNOUNCES 2019 FIRST QUARTER SALES NUMBERS AND RENEWS NORMAL COURSE ISSUER BID

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) is pleased to report that the Company has sold approximately 14,100 attributable gold equivalent ounces1 during the first quarter of 2019. With the addition of production from Cerro Moro and Aurizona in the second quarter of 2019, attributable gold equivalent ounces are expected to be higher in the remaining three quarters of 2019.

NORMAL COURSE ISSUER BID

The Company’s NCIB is being renewed after the existing NCIB expires on April 4, 2019. The NCIB provides Sandstorm with the option to purchase the Company’s common shares (“Common Shares”) from time to time when Sandstorm’s management believes that the Common Shares are undervalued by the market. Under the renewed NCIB, Sandstorm may purchase up to 13.0 million of its Common Shares, representing approximately 7.2% of the Company’s issued and outstanding Common Shares of 179,629,255 as of March 15, 2019. The Toronto Stock Exchange (“TSX”) has accepted the Company’s notice that it intends to proceed with a NCIB in accordance with TSX rules. Purchases under the renewed NCIB may commence on April 5, 2019 and will terminate on the earlier of April 4, 2020, the date that Sandstorm completes its purchases pursuant to the NCIB as filed with the TSX, or the date of notice by Sandstorm of termination of the NCIB.

During the fourth quarter of 2018, Sandstorm announced that the Company’s Board of Directors approved the purchase of up to 18.3 million of its Common Shares (the “Buyback”). Since the announcement of the Buyback on November 15, 2018, Sandstorm has bought back approximately 5.5 million Common Shares. The renewed NCIB gives Sandstorm the capacity to purchase the remaining Common Shares from the previously announced Buyback.

All purchases under the NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading platforms and through the facilities of the NYSE American or alternative trading platforms in the United States of America. Purchases will be made at the market price of the Common Shares at the time of acquisition and may be funded by Sandstorm’s working capital. Any Common Shares acquired by the Company under the NCIB will be cancelled. Sandstorm’s average daily trading volume on the TSX during the last six calendar months was 456,688 Common Shares. Under the rules of the TSX, daily purchases on the TSX will not exceed 114,172 Common Shares, subject to the Company’s ability to make block purchases. The maximum number of Common Shares which can be purchased per day on the NYSE American will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases.

TSX: SSL	NYSE.AMERICAN: SAND

In the last twelve months, the Company has purchased 7,991,505 Common Shares pursuant to its NCIB at a weighted average price of C$6.05 per common share on the TSX and alternates and approximately US$4.52 per common share on the NYSE American and alternates.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Note 1
Sandstorm has included a performance measure in this press release that does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS). As Sandstorm’s operations are primarily focused on precious metals, the Company presents attributable gold equivalent ounces as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Other companies may calculate this measure differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS. The presentation of this measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity revenue for the period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. Note these figures have not been audited and are subject to change.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM FORGAARD
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

TSX: SSL	NYSE.AMERICAN: SAND

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 187 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, intentions with respect to the purchase of the Common Shares, intentions with respect to the Buyback, the Company’s intentions and ability to purchase the remaining Common Shares, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2018 and the Company’s annual information form dated March 21, 2019 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

TSX: SSL	NYSE.AMERICAN: SAND